December 10, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (954) 524-9185

Mr. Charles Fabrikant
Chief Executive Officer
Seacor Holdings Inc.
2200 Eller Drive
Fort Lauderdale, FL 33316

> **Re: Seacor Holdings Inc.**
> **Definitive 14A**
> **Filed April 13, 2007**
> **File No. 001-12289**

Dear Mr. Fabrikant:

       We have reviewed your response letter dated September 21, 2007 and have the following comments. Please respond to our comments by December 21, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. While we note your response to prior comment 4, your response does not mention stock awards.   Please confirm that you will disclose the aggregate number of stock awards, if any, outstanding at fiscal year end.

2. We acknowledge your supplemental responses to prior comments 5 and 6 which indicate that the compensation payable to your named executive officers is determined subjectively. However, your disclosure in the proxy statement appears to suggest that the compensation of your named executive officers is linked to certain facts and circumstances. You state, for instance, on page 22 that Mr. Fabrikant's bonus was tied to, among other factors, "overall results, the returns on investment generated by Seabulk and ERA acquisitions, and returns from prior years' investments in inland barges, drybulk shipping and offshore assets." Where compensation decisions are rooted in specific facts and circumstances, and thus not entirely subjective, please describe with specificity

the particular aspects of those facts and circumstances that were considered by the committee. For example, to the extent that "overall results" affected bonus compensation, please discuss the committee's assessment of those results and disclose the impact of those results in the committee's deliberations on, and final determinations of, compensation. Similarly in-depth analysis should be provided with respect to each of the relevant facts and circumstances affecting your compensation decisions. With this additional guidance, we re-issue prior comments 5 and 6.

3. While we note your response to prior comment 8, we re-issue the prior comment. Please confirm that your future disclosure will provide a more detailed analysis of how and why the compensation of Mr. Fabrikant differs so widely from that of the other named executives. Please also confirm that you will provide analysis on an individualized basis to the extent that the policies or decisions relating to Mr. Fabrikant are materially different than the other officers.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney-Advisor